September 24, 2018

VIA EDGAR

Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-6010 Attn: Eric Envall

Re:	FS Bancorp, Inc., Mountlake Terrace, Washington Registration Statement on Form S-4, as amended (File No. 333-227224) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, FS Bancorp, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement to 1:00 p.m. Eastern Daylight Time on Wednesday, September 26, 2018, or as soon as practicable thereafter.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its outside counsel Glen P. Garrison at (206) 224-7573.
Very truly yours,

/s/Joseph C. Adams

Joseph C. Adams
Chief Executive Officer

cc: Glen P. Garrison, Keller Rohrback L.L.P.